U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                                                    000-28985
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                                                  SEC FILE NUMBER


                                                    60037J 10 9
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                                                  CUSIP NUMBER

                   NOTIFICATION OF LATE FILING

[   ]  Form 10-K and Form 10-KSB [  ] Form 20-F [  ] Form 11-K
[ X ]  Form 10-Q and Form 10-QSB [  ] Form N-SAR

For Period Ended: September 30, 2005

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR

For the Transition Period Ended:_________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________

Part I - Registrant Information

     Full Name of Registrant:  VoIP, Inc.
     Former Name if Applicable:
     Address of Principal Executive Office: 12330 SW 53rd Street, Suite 712
                                            Fort Lauderdale, Florida 33330

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        X     (a)    The reasons described in reasonable detail in
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Part III of this form could not be eliminated without unreasonable effort or expense;

        X     (b) The subject annual report, semi-annual report,
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transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c)   The accountant's statement or other exhibit
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required by Rule 12b-25 is attached.


Part III - Narrative

     Registrant's accounting personnel have been required to devote substantial amounts of time to complete the accounting for two major acquisitions made during 2005 and have been unable to complete the compilation and obtain a review of the Registrant's third quarter financial statements by November 14, 2005. In addition, the Registrant's offices in Ft. Lauderdale were closed for one week due to Hurricane Wilma.


Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

          Ronald L. Brown - (214) 659-4469.

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes [   ] No

      (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes [   ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Primarily as a result of the acquisition of Caerus, Inc. completed on May 31, 2005, Registrant expects to report significantly higher revenues for the quarter ended September 30, 2005 than the revenues reported for the similar quarter of 2004. Registrant also expects to report a larger net loss for the quarter ended September 30, 2005 than the loss previously reported for the similar quarter of 2004.

     Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date:  November 14, 2005

                              VoIP, Inc.


                              By:  /s/ DAVID SASNETT
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                                  David Sasnett, Chief Financial Officer







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